[Letterhead of Jones Day]
Direct Number: (216) 586-7254
cjhewitt@jonesday.com
March 10, 2006
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Daniel F. Duchovny Attorney-Advisor, Office of Mergers and Acquisitions

Re:	GenCorp Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed March 8, 2006
File No. 1-01520

Ladies and Gentlemen:
          This letter and the enclosed amendment respond to the Staff’s comments to GenCorp Inc. with respect to the preliminary proxy statement referenced above. We are sending under separate cover a copy of this response letter, four courtesy copies of amendment no. 3 to the preliminary proxy statement, and four copies of the amendment marked to show changes to the preliminary proxy statement.
          Below are responses to each comment in the Staff’s comment letter. For the convenience of the Staff, each comment is repeated before the response. The page numbers in the responses refer to pages of the marked (rather than the clean) version of the amendment.
Schedule 14A
Proxy Solicitation and Expenses, page 3
1.	Please fill in the blanks in this section.
         The preliminary proxy statement has been revised at page 3 in response to the Staff’s comment.

Securities and Exchange Commission
March 10, 2006

Proposal 1 Election of Directors
Advance Notice of Shareholder Nominees, page 5
2.	We note your revisions in response to comment 3. Please expand your disclosure to show how each of your bullet points relate to your ultimate conclusion that electing your nominees is in the best interests of GenCorp’s security holders. For example, explain why the fact that Pirate Capital has criticized the “decline in stockholder equity” indicates that electing its nominees would not be in the best interests of your security holders. Also, expand upon the backgrounds and comparative experience of each of the party’s nominees and explain why a change of three directors (out of ten directors) affect the company’s efforts to maximize shareholder value? Why is the change premature at this time?
         The preliminary proxy statement has been revised at pages 5 and 6 in response to the Staff’s comment.
Proposal 3 Shareholder Proposal
Board Policy Regarding Board Classification, page 40
3.	Please make the distinction between the vote required to approve the proposal by your code of regulations and the vote you will require to make a future proposal on this matter (as noted in your response to comment 4) explicit in the proxy statement.
          The preliminary proxy statement has been revised at page 40 in response to the Staff’s comment.
          If you have any questions regarding these responses or any further comments, please contact the undersigned at (216) 586-7254, or in his absence Robert Profusek at (212) 326-3800, each of Jones Day.

Sincerely,
/s/ Christopher J. Hewitt
Christopher J. Hewitt
Jones Day

cc (w/o encl.):	Mark A. Whitney, Esq., GenCorp Inc.
Robert A. Profusek, Esq., Jones Day
Stephen Fraidin, Esq., Kirkland & Ellis